UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-41181

Yoshitsu Co., Ltd

Harumi Building, 2-5-9 Kotobashi,

Sumida-ku, Tokyo, 130-0022

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Yoshitsu Co., Ltd’s 2022 Annual General Meeting

At the 2022 annual general meeting of shareholders of Yoshitsu Co., Ltd (the “Company”) held on June 27, 2022, at 11:00 a.m., Japan Standard Time, the shareholders of the Company approved and adopted a resolution authorizing the following:

1.	To elect Mr. Tadao Iwamatsu as a corporate auditor of the Company.

A total of 29,508,843 votes, representing 81.40% of the votes exercisable as of March 31, 2022, the record date, were present in person or by proxy at the 2022 annual general meeting. The results of the votes were as follows:

Resolution	For	Against
Election of Tadao Iwamatsu	29,498,193	10,650

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yoshitsu Co., Ltd

Date: June 28, 2022	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director
(Principal Executive Officer)

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